UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
     Washington, D.C.  20549

     SCHEDULE 13D
     (Amendment No. 1)

     Under the Securities Exchange Act of 1934


     EXCAL ENTERPRISES, INC.
     (Name of Issuer)

     Common Stock, par value $.004 per share
     (Title of Class of Securities)

     300902103
     (CUSIP Number)

     Steven C. Koegler, Esq.
     Walker & Koegler, P.A.
     10151 Deerwood Park Blvd., Building 100, Suite 200
     Jacksonville, Florida 32256
     (904) 998-9800
     (Name, Address and Telephone Number of Person Authorized to
     Receive Notices and Communications)

April 17, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


Check the following box if a fee is being paid with the statement. [ ]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     EXCAL  ENTERPRISES,  INC.
     Schedule 13D Amendment No. 1


The Reporting Persons, consisting of David J. Smith, Jonathan E. Humphreys, Kyle K. Krueger, Apollo Capital Management Group, L.P., a Delaware limited partnership and J. Steven Emerson, hereby amend their statement on Schedule 13D relating to the common stock, par value $.004 per share, of Excal Enterprises, Inc. (the "Issuer"), as set forth herein. Unless otherwise indicated, capitalized terms contained herein shall have the meaning ascribed to them in the Reporting Persons' prior statement on Schedule 13D.

SCHEDULE 13D               CUSIP No.  300902103

 1   NAME OF REPORTING PERSON
     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Jonathan E. Humphreys

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) [ x  ]
                    (b) [    ]

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*
               PF;00

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e) [  ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON
 WITH:

      7   SOLE VOTING POWER
               76,000

      8   SHARED VOTING POWER
               0

      9   SOLE DISPOSITIVE POWER
               76,000

      10  SHARED DISPOSITIVE POWER
               0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
               76,000

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES(*) [  x  ]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.62%

 14  TYPE OF REPORTING PERSON*
               IN

Item 3.    Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and restated in its entirety as follows:

     The Reporting Persons purchased all Shares of the Issuer which they may be deemed to beneficially own for the aggregate purchase price of $949,880.50. Such Shares were purchased with personal funds or working capital of the respective Reporting Persons.



Item 4.    Purpose of Transaction
Item 4 is hereby amended and restated in its entirety as follows:

     Since the Reporting Persons' original filing on Schedule 13D, David J. Smith, on behalf of the Reporting Persons, attempted to contact W. Carey Webb, the President and Chief Executive Officer of the Company on two occasions to request a meeting with the Board of Directors. Because of Mr. Webb's failure to respond, Mr. Smith provided a written request to the Board of Directors of the Company for a meeting (by letter attached hereto as Exhibit 2). Subsequent to the mailing of the referenced letter, Mr. Webb contacted Mr. Smith to set up a meeting. On April 9, 1996, David J. Smith met with Mr. Webb. Although Mr. Smith requested that Mr. Webb confirm that he was attending the meeting on behalf of the Board of Directors, he refused to do so; indicating only that he would advise board members of the meeting's content. During the meeting, Mr. Smith made inquiry of Mr. Webb regarding a variety of subjects designed to determine his views relating to the position of the current Board of Directors regarding (i) maximization of stockholder value, (ii) the current Board's willingness to resign in order that representatives nominated by the Reporting Persons may be elected as Board members, and (iii) the Company's willingness to terminate the Rights Agreement previously adopted by the Company on April 18, 1994
("Rights Agreement").

Based upon that conversation, which Reporting Persons considered unsatisfactory, Reporting Persons are considering their alternatives. Reporting Persons have requested that the Company call a special meeting in lieu of the Annual Meeting of Shareholders (by letter attached hereto as Exhibit 3, which letter was transmitted to the Company on April 17, 1996), and the Reporting Persons may solicit proxies in connection with such meeting to elect Reporting Persons' own nominees as directors of the Company at such meeting. The Reporting Persons are considering additional alternatives as well.

David J. Smith, on behalf of the Reporting Persons, has requested the Company to furnish it with a list of stockholders of the Company (by letter attached hereto as Exhibit 4, which letter was transmitted to the Company on April 17, 1996) pursuant to Delaware law in order to communicate with other stockholders of the Company.

In considering their alternatives, Reporting Persons have had and may continue to have discussions with third persons. No arrangements, agreements or understandings with respect to the Company or the Shares exist between Reporting Persons and such third persons.

On April 18, 1996, David J. Smith received a letter from Mr. Webb concerning their meeting of April 9, 1996. In that letter, Mr. Webb advised that he had conveyed Mr. Smith's comments to the Board of Directors. Mr. Webb advised that (i) the Board of Directors is unwilling to resign and replace the Board of Directors with the Reporting Persons' nominees, (ii) the Company is unwilling to rescind the Rights Agreement, and (iii) the Board of Directors is unwilling to consider a general plan contemplating sale of assets, but would consider any "specific proposal" regarding disposition of business assets or a business combination. The Reporting Persons consider the Company's and the Board of Directors' response to be unsatisfactory and as a result the Reporting Persons are continuing to consider their alternatives as described above.


Item 5.    Interest in Securities of the Issuer
Item 5(a) is hereby amended to add the following:

(a) As of the close of business on April 9, 1996, the Reporting Persons may be deemed to beneficially own in the aggregate 622,000 Shares, representing approximately 13.33% of the outstanding Shares of the Issuer (based upon the number of Shares reported to be outstanding in the Issuer's Form 10Q for the fiscal quarter ended December 31, 1995). The Reporting Persons have beneficial ownership of the Shares as follows:

Name                           Number of Shares                   Approximate
Percentage of

Outstanding Shares

David J. Smith           180,000                        3.86%
Jonathan E. Humphreys    76,000                         1.62%
Kyle K. Krueger          20,000                          .43%
J. Steven Emerson        174,000                        3.73%
Apollo Capital           172,000                        3.70%
Management
Group, L.P.


Item 5 (c) is hereby amended to add the following:

(c) The following table sets forth all transactions with respect to the Company's Shares effected by each of the Reporting Persons listed in
Item 5(a) since the most recent filing on Schedule 13D. Each transaction set forth below reflects a purchase or sale effected by means of an over-the-counter trade.

Identity                Trade Date               Number of Shares
Price Per Share

J.E. Humphreys       3/28/96                   5,000                 $2.0625

Item 7.  Material To Be Filed As Exhibits.
Item 7 is hereby amended to add the following:

Exhibit 2 Request by David J. Smith for meeting with Board of Directors of Excal Enterprises, Inc.

Exhibit 3 Request by Reporting Persons for Special Meeting of Shareholders of Excal Enterprises, Inc.

Exhibit 4 Request by David J. Smith to inspect a List of Stockholders of Excal Enterprises, Inc.




[The remainder of this page left blank intentionally.]

Signatures

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock, par value $.004 per share, of Excal Enterprises, Inc., a Delaware corporation, is true, complete and correct.



Date: 4/18/96                    Signature:  /s/ David J. Smith

                                                              David J. Smith

Date: 4/18/96                                Signature: /s/ Jonathan E.
Humphreys
                                                                 Jonathan E.
Humphreys

Date: 4/18/96                            Signature:  /s/ Kyle K. Krueger

                                                                 Kyle K. Krueger

Date: 4/18/96                            Signature:  /s/ J. Steven Emerson

                                                              J. Steven Emerson

Date: 4/18/96                                          Apollo Capital Management
Group, L.P.
                                                           a Delaware limited
partnership

                                                                      By: Apollo
Capital Corp.
                                                                      a Delaware
corporation
                                                                   its General
Partner

                                                                By:  /s/ Kyle
K. Krueger
                                                                           Kyle
K. Krueger
                                                                           Its:
_________President



4503\amended.13d

     EXHIBIT 2

     David J. Smith
     Suite 860
     150 Second Avenue North
     St. Petersburg, Florida 33701


April 2, 1996

VIA CERTIFIED MAIL AND FACSIMILE

Board of Directors
Excal Enterprises, Inc.
100 North Tampa Street
Tampa, Florida 33602

RE:  Request for Meeting with Board of Directors

Gentlemen:

As you are aware, I and four other shareholders owning approximately 13.25% of Excal's outstanding stock, filed a Schedule 13D with respect to Excal Enterprises, Inc. As mentioned in the Schedule 13D, we wish to meet with the Board of Directors to discuss and propose methods for increasing value to shareholders.

I have made several telephone calls to Carey Webb concerning a proposed meeting but to date have received no response. We believe that such a meeting is in the best interest of each and every shareholder of Excal Enterprises.

We would like to meet with the Board of Directors within the next week to discuss our concerns and proposals regarding Excal Enterprises. Please contact us either directly (813-894-2508) or through our counsel, Steven Koegler at Walker & Koegler (904-998-9800), to arrange a mutually beneficial time and place for such a meeting.

Very truly yours,



David J. Smith
4503\director.ltr

     EXHIBIT 3

     Excal Shareholders Committee
     Suite 860
     150 Second Avenue North
     St. Petersburg, Florida 33701

April 12, 1996

VIA FACSIMILE and CERTIFIED MAIL

Mr. Timothy R. Barnes
Corporate Secretary
Excal Enterprises, Inc.
100 North Tampa Street, Suite 3575
Tampa, Florida 33602

RE:  Excal Enterprises, Inc. ("Excal"):  Demand for Shareholders Meeting

Ladies and Gentlemen:

The undersigned shareholders own approximately 13.3% of the issued and outstanding common stock, par value $.004 per share, of Excal. Section 2.2 of the Bylaws of Excal states as follows:

"The annual meeting of shareholders shall be held within 120 days following the close of the corporation's fiscal year, on such date and at such time as the Board of Directors shall select, for the purpose of electing directors and transacting any and all business that may properly come before the meeting."

Excal's fiscal year ended June 30, 1995 and no annual meeting has been called or held within 120 days of such date. Excal, therefore, is not in compliance with the provisions of its Bylaws concerning annual meetings. Accordingly, pursuant to Sections 2.3 and 2.4 of the Bylaws of Excal, the undersigned shareholders hereby demand that Excal call a special meeting in lieu of the annual meeting of the shareholders for the following purposes:

1. To elect a Board of Directors to serve until the next annual meeting or until their earlier removal, resignation or death;

2. To conduct such other business as may be properly presented to the meeting or any adjournment thereof.

Please advise us promptly in writing of your receipt and compliance with this request.

Sincerely,


________________________
David J. Smith
The above named signatory has signed this letter in counterparts for the purpose of making the demand for meeting set forth therein.



Sincerely,



________________________
Jonathan E. Humphreys

The above named signatory has signed this letter in counterparts for the purpose of making the demand for meeting set forth therein.



Sincerely,



________________________
Kyle K. Krueger

The above named signatory has signed this letter in counterparts for the purpose of making the demand for meeting set forth therein.

Sincerely,



________________________
J. Steven Emerson

The above named signatory has signed this letter in counterparts for the purpose of making the demand for meeting set forth therein.



Sincerely,

Apollo Capital Management Group, L.P.
a Delaware limited partnership

By: Apollo Capital Corp.
a Delaware corporation
its General Partner


By:____________________________________
Its: President

The above named signatory has signed this letter in counterparts for the purpose of making the demand for meeting set forth therein.

4503\meeting.ltr

     EXHIBIT 4

     David J. Smith
     Suite 860
     150 Second Avenue North
     St. Petersburg, Florida 33701

April 15, 1996

VIA FACSIMILE and CERTIFIED MAIL

Mr. Timothy R. Barnes
Corporate Secretary
Excal Enterprises, Inc.
100 North Tampa Street
Tampa, Florida 33602

RE:  Inspection of Shareholder List

Ladies and Gentlemen:

Pursuant to Section 220 of the Delaware General Corporation Law and the Affidavit of which this letter forms a part, the undersigned, David J. Smith, a record holder of common stock of Excal Enterprises, Inc. (the "Company"), hereby requests to inspect a current list of record holders of the Company's common stock ("Common Stock"), including the record address and the amount of stock held by each stockholder.

The undersigned seeks to communicate with other stockholders of the Company for purposes relative to the affairs of the Company and not for the purpose of selling the list of stockholders or information or copies thereof or of using the same for a purpose other than in the interest of the undersigned as a stockholder relative to the affairs of the Company and not for the purpose of obtaining the names of stockholders who might wish to sell their stock to the undersigned.

The undersigned would prefer the Company to immediately send the documents requested above to David J. Smith, Suite 860, 150 Second Avenue North, St. Petersburg, Florida 33701. Alternatively, please inform our counsel, Steven
C. Koegler at (904) 998-9800 of a date prior to April _____, 1996 when a representative of the undersigned can inspect and copy such documents.

The undersigned also requests that the Company provide the following records and documents as soon as available:

1. All information in or which comes into the Company's possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, concerning the name, address and number of shares of Common Stock held by each participating broker, dealer, bank or other person or entity in the individual nominees names of Cede & Co. and any other similar nominees.

2. A list of non-objecting beneficial owners of Common Stock, which is in the Company's possession or control, or that may come into the Company's possession or control, or that can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees,pursuant to Rules 14b-1 and 14b-2 promulgated under the Securities Exchange Act of 1934, as amended.

Please inform Mr. Koegler at the above referenced telephone number where and how the documents listed in numbered paragraphs 1- 2 will be made available.

Very truly yours,



David J. Smith






4503\barnes.ltr

     AFFIDAVIT


STATE OF FLORIDA    )

COUNTY OF ST. JOHNS )

 BEFORE ME, the undersigned authority, this day personally appeared DAVID
 J. SMITH, who on oath says as follows:

     1. The undersigned is a stockholder of Excal Enterprises, Inc. a Delaware corporation (the "Company").

     2. The undersigned, directly or through his designated agent, wishes to inspect the Company's stock ledger and list of its stockholders as of today's date, and to make copies or extracts therefrom as more fully described in the letter attached hereto and by reference incorporated herein.

          3. The purpose of the foregoing examination is to enable the undersigned to communicate with other shareholders to ascertain whether they desire to effect a change in the Board of Directors and to solicit proxies for that purpose.

      4. Such purpose is reasonably related to the undersigned's status as a stockholder.

Further affiant saith not.

____________________________
                                                                 David J. Smith


Sworn to and subscribed before me this
 _______ day of April, 1996.

______________________________________
Notary Public, State of Florida at Large
Notary's Stamped or Printed Name:
My Commission Expires:

_______   Personally known

_______   Produced ___________________________ as identification.

4503\affidav.doc